Keating, Muething & Klekamp, P.L.L.
1400 Provident Tower • One East Fourth Street • Cincinnati, Ohio 45202
TEL 513.579.6400 • FAX 513.579.6457 • www.kmklaw.com

DIRECT DIAL: (513) 579-6411FACSIMILE:
(513) 579-6457E-MAIL:
GKREIDER@KMKLAW.COM

September 17, 2004

Via EDGAR and Facsimile (202) 942-2842

Chris B. Edwards, Esq.
Attorney-Advisor Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0303

Re:	Hemagen Diagnostics, Inc. Reagents Applications, Inc. Schedule TO-1 filed September 3, 2004 File No. 5-50367

Dear Mr. Edwards:

        On behalf of the above-referenced companies, we are responding to the Staff’s comments contained in the letter dated September 14, 2004 to the above-referenced Schedule TO-1. Accompanying this filing is an amended Schedule TO-1 and a proposed Supplement No. 1 to Offering Memorandum which the companies propose to send all holders of their 8% Senior Subordinated Secured Convertible Notes due 2005. Capitalized terms in this letter have the meanings assigned to the terms in the Offering Memorandum dated September 2, 2004 filed with the Schedule TO-1 referenced above.

1.	We note your press release dated September 2, 2004, in which you announce the exchange offer that is filed as an exhibit to the Schedule TO. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, in future filings, please delete references to the safe harbor or state that the safe harbor protections do not apply to statements made in connection with the offer.

The companies note your comment and will not, in future filings, include references to the safe harbor or state that the safe harbor protections apply to statements made in connection with the Exchange Offer.

2.	We note that the number of shares to be exchanged per note is subject to adjustment based on a formula tied to the market price of your common stock. Please advise as to why this should not be treated as a change in the offer consideration. At a minimum, it would appear that you must set the conversion rate at least two business days prior to the end of the offer. Please advise or revise.

Under “Determination of Number of Shares to be Exchanged for Outstanding Note” in Supplement No. 1, the companies have revised the terms of the Exchange Offer to provide that the number of shares of Common Stock to be exchanged per Outstanding Note will be determined three business days before the expiration of the Exchange Offer and will be communicated to all holders via press release.

3.	Please tell us whether you are required to obtain the consent of holders ofthe Outstanding Notes to effect the transaction.

Under “Consent of Holders of Outstanding Notes; Delaware Court Order; Notification of Extensions” in Supplement No. 1, the companies have clarified that the consent of the holders of Outstanding Notes is not required to complete the Exchange Offer but that, under certain circumstances, non-tendering holders may be required to tender their Outstanding Notes through Delaware court proceedings.

4.	We note that the offer will be effective as of September 30, 2004 eventhough you may close the offer at a later date. Please advise regarding thereason for this and how it impacts the offer terms. For example, how wouldthis affect the tax consequences, the ability to convert the notes and therestrictions on transfer?

Under “Effective Date of Exchange Offer” in Supplement No. 1, the companies have clarified that the effective date of the Exchange Offer will be September 30, 2004, notwithstanding that the Exchange Offer may terminate and be completed at a later date. The companies have also clarified the specific conversion date, interest dates and maturity date for the Modified Notes and the date on which the restrictions on the Common Stock lapse.

OFFER TO EXCHANGE

Summary Term Sheet, page 3

Federal Income Tax Consequences of the Exchange Offer, page 4

5.	You state that holders may receive Exchange Securities as payment towardsaccrued interest. Please expand to discuss this aspect of the offer in moredetail. We may have further comment.

Under “Federal Income Tax Consequences” in Supplement No. 1, the companies have corrected the disclosure from the Offering Memorandum to state that all accrued interest on the Outstanding Notes will be paid in cash.

SEC Registration, page 4

6.	Expand to address issuance of the shares into which the notes areconvertible. Are you relying on the same exemption for registration as youare for the issuance of the Exchange Securities?

Under “SEC Registration” in Supplement No. 1, the companies have provided disclosure that the conversion of the Modified Notes into Common Stock will be registered.

Terms of Offer, page 5

7.	Please disclose that if you extend the offer in order to seek a court order to require the exchange of all Outstanding Notes, withdrawal rights will be available during the time the offer is extended. Expand to address the amount of time you believe it will take to complete the process of seeking a court order.

Under “Consent of Holders of Outstanding Notes; Delaware Court Order; Notification of Extensions” in Supplement No. 1, the companies have clarified that withdrawal rights will be available during all times that the Exchange Offer is extended, including any period during which the companies seek a court order in Delaware.

8.	Please disclose, if true, that if holders are required to tender as aresult of court action that they will receive the same amount ofconsideration as those who voluntarily tendered into the offer.

Under “Consent of Holders of Outstanding Notes; Delaware Court Order; Notification of Extensions” in Supplement No. 1, the companies have clarified that all holders of Outstanding Notes will receive the same consideration in the Exchange Offer, regardless of whether the holders tender voluntarily or pursuant to a Delaware court order.

Notification of Extensions, page 5

9.	Please disclose that your notification of extension will include a new termination date for the offer as well as the information required by Rule 14e-1(d).

Under “Consent of Holders of Outstanding Notes; Delaware Court Order; Notification of Extensions” in Supplement No. 1, the companies have disclosed that notification of extensions will include a new termination date for the offer as well as the information required by Rule 14e-1(d).

Risk Factors, Page 8

Our Stock Price is Highly Volatile, page 10

10.	In this risk factor you suggest that the common stock will be tradable one year after the closing of the Exchange Offer; however, in the subsequent risk factor you state that the common stock is not transferable until one year after issuance. It would appear that the one-year period on restricted transfer will not begin to run until the common stock is issued, which could be a date that occurs some time after what is deemed the closing of the Exchange Offer. Please make clear that the common stock is not transferable until one year after the date of issuance.

Under “Revision to Risk Factors” in Supplement No. 1, the companies have clarified that the Common Stock is not transferable until October 1, 2005.

Background and Reasons for the Exchange Offer, page 16

11.	Please provide a detailed description of the negotiations management hadwith holders of the Outstanding Notes. Please provide the backgroundleading up to each contract, the form of the communication, when it tookplace, and the parties involved. Of course, you should also provideappropriate disclosure about any actions that resulted from each contact.

Under “Additional Information Regarding Background of Exchange Offer” in Supplement No. 1, the companies have provided additional information regarding the contact among the companies and the holders of the Outstanding Notes which preceded the Exchange Offer.

Market for Common Stock, page 19

12.	Please include your stock symbol in this section.

Under “Market for Common Stock” in Supplement No. 1, the companies have disclosed the stock symbol for Hemagen Diagnostics, Inc.

The Exchange Offer, page 30

Terms of the Exchange Offer; Period for Tendering Outstanding Notes, page 30

13.	We believe that a tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the issuer, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Your ability to terminate the offer “for any reason within our sole and absolute discretion” is too broad and does not allow for objective verification. Please revise to state that you may terminate the offer only upon the occurrence of the specified conditions.

Under “Termination of the Exchange Offer” in Supplement No. 1, the companies have clarified the conditions for termination and stated that the Exchange Offer may only be terminated upon the occurrence of the conditions listed.

Release of Legal Claims by Tendering Outstanding Note Holders, page 31

14.	Please note that the security holders may not contract away their rights under the federal securities laws. See Section 29(a) of the Securities Exchange Act of 1934.

Under “Amendment to Release of Legal Claims by Tendering Outstanding Note Holders” in Supplement No. 1, the companies have revised the disclosure to state that, by tendering Outstanding Notes, holders are not waiving any rights they may have under the federal securities laws.

Procedures for Tendering Outstanding Notes, page 32

15.	We note that you have reserved the right to waive any condition of the Exchange Offer either before or after the expiration date. Please revise to make clear that all offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer. Please make a similar revision to Instruction 8 of the Letter of Transmittal.

Under “Amendment to Procedures for Tendering Outstanding Notes” in Supplement No. 1, the companies have clarified that all conditions to the Exchange Offer, except those related to the receipt of governmental regulatory approvals necessary to complete the Exchange Offer, must be satisfied or waived at or before the expiration date.

Under “Amendment to Letter of Transmittal” in Supplement No. 1, a similar clarification has been made.

Expenses

16.	Please provide an estimate for obtaining the court order if more than 75% but less than all of the Outstanding Notes are tendered.

Under “Expenses of Delaware Court Proceeding” in Supplement No. 1, the companies have provided disclosure regarding the fees that may be incurred in connection with the Delaware court proceeding.

Registration Rights, page 35

17.	We note that the company has agreed to file a resale registration statementwithin sixty days of the completion of the offer. Please expand to addressthe restrictions on the ability to sell the shares covered by any suchresale registration statement as noted on page 30.

Under “Registration Rights” in Supplement No. 1, the companies have clarified that the Common Stock may not be transferred and the Modified Notes may not be converted until after September 30, 2005.

Description of $4,050,000 Principal Notes, page 35

18.	The notes have an “initial” conversion price of $0.75 per share. Please expand to discuss how and when the conversion price may change

Under “Terms of Modified Notes” in Supplement No. 1, the companies have deleted the word “initial” and provided detailed information regarding adjustments to the conversion price of the Modified Notes.

Letter of Transmittal

19.	Please delete the language in the letter of transmittal requiring the security holder to acknowledge that they have “read” or “reviewed” the terms of the Exchange Offer.

Under “Amendment to Letter of Transmittal” in Supplement No. 1, the first sentence of the second paragraph of page 1 of the Letter of Transmittal has been amended as requested.

        Accompanying this letter and its attachments is a letter from the companies making the acknowledgements requested in the Staff’s letter dated September 14, 2004. If you have any questions or need any additional information, please contact Mark Weiss of our office (513-579-6599) or me.

Yours truly, KEATING, MUETHING & KLEKAMP, P.L.L. BY: /s/ Gary P. Kreider —————————————— Gary P. Kreider

Attachments

cc:	Mr. William Hales Ms. Deborah Ricci